SIDLEY AUSTIN LLP 787 SEVENTH AVENUE NEW YORK, NY 10019 +1 212 839 5300 +1 212 839 5599 FAX AMERICA • ASIA PACIFIC • EUROPE

August 7, 2025

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Industrial Applications and Services

100 F Street, N.E.

Washington, D.C. 20549

Attention: Nicholas O’Leary

Re:	Lumexa Imaging Holdings, Inc.

Draft Registration Statement on Form S-1

Submitted June 12, 2025

CIK No. 0002071288

Ladies and Gentlemen:

On behalf of our client, Lumexa Imaging Holdings, Inc. (the “Registrant”), we hereby confidentially submit this letter in response to comments from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its letter dated July 9, 2025, relating to the above referenced Draft Registration Statement on Form S-1 submitted to the Commission (the “Registration Statement”). We are concurrently confidentially submitting via EDGAR this letter and an amendment to the Registration Statement (“Amendment No. 1”).

In this letter, we have recited the comments from the Staff in italicized and bolded type and have followed each comment with the Registrant’s response in ordinary type. Except for the page references contained in the comments of the Staff, or as otherwise specifically indicated, page references herein correspond to Amendment No. 1. Capitalized terms used but not defined in the Registrant’s responses have the meanings assigned to them in Amendment No. 1.

Overview, page 1

1.

We note the disclosure that system-wide revenue is equal to total revenues generated by all of your outpatient imaging centers and managed physician practices, including outpatient imaging centers which you consolidate for financial reporting purposes under GAAP and those which you report using equity method accounting (unconsolidated affiliates). To provide context for your presentation of system-wide revenue, please revise the footnote to fully describe this metric, its components and clarify whether it includes your joint ventures, franchises and variable interest entities.

The Registrant has revised its disclosures under the section “Basis of Presentation—Presentation of Financial Information” and on page 2 of Amendment No. 1 to address the Staff’s comment.

August 7, 2025

2.

We note your statements here and throughout the prospectus that you are a “leading, national provider of diagnostic imaging services,” a “leading national outpatient imaging platform,” you have partnered with “leading, third-party technology providers,” you have built “leading radiology information systems,” and that you have seven “leading, growth-oriented health systems.” You further disclose that as of April 30, 2025, you and your affiliates operated the second largest outpatient imaging center footprint in the United States. Please expand on these statements to quantify your market share, including disclosing the markets in which you hold “leading” positions, and clarify how you measure your leading positions. Please additionally revise your disclosure to describe what is meant by “leading radiology information systems” and “leading, third-party technology providers” and how you measure their “leading” positions.

The Registrant has revised its disclosures on pages 1, 3, 4, 8, 10, 55, 73, 74, 75, 80, 82 and 83 of Amendment No. 1 to address the Staff’s comment.

3.

We note your disclosure that you believe your high quality care is evidenced by your “leading physician and patient satisfaction scores.” We note your disclosure of these surveys later in the prospectus. To provide context for the disclosure, please disclose the purpose of the surveys and whether the surveys were internally prepared. Please also expand your disclosure to provide market comparisons to competitors to clarify your leading position with those scores or revise to state it is your belief that these physician and patient satisfaction scores are industry leading.

The Registrant has revised its disclosures on pages 1, 8, 73 and 79 of Amendment No. 1 to address the Staff’s comment.

4.	We note multiple statements regarding your estimates for your addressable market. Including, but not limited to, the following:

•

You “estimate the total U.S. market for diagnostic imaging services was approximately $140 billion as of December 31, 2024, across inpatient, hospital outpatient (“HOPD”), independent diagnostic testing facilities (“IDTFs”), physician offices and other settings.”

•	You estimate that this market grew “at a 4.2% CAGR from 2019 to 2024, led by IDTF growth of 6.9% over the same period.”

•

You “expect the diagnostic imaging services market will continue to grow at a mid-single digit rate between 2024 and 2030, driven by increasing utilization of advanced imaging, an aging population and increasing disease prevalence, with IDTFs growing faster than the broader market.”

August 7, 2025

•	You “estimate the total revenue for IDTFs in the U.S. to be approximately $33 billion for the year ended December 31, 2024.”

•	“The outperformance of IDTFs has been primarily driven by patient and payor preference for receiving the same level of care in a more convenient and less expensive setting than HOPDs.”

•	“Comparable imaging services provided in IDTFs are generally 30% to 50% less expensive than HOPDs.”

•

“[T]here were 101 health systems across our top 20 target MSAs and more than 80% of them did not have an existing imaging joint venture partner, which presents a large opportunity to facilitate future expansion.”

Please provide the material assumptions, limitations, data and methodology underlying your calculations for these estimates. Also, please define what are high growth metropolitan statistical areas and what your criteria are for those areas.

The Registrant has revised its disclosures on pages 3, 4, 8, 11, 74, 75, 80 and 84 of Amendment No. 1 to address the Staff’s comment.

5.

We note your disclosure that you have begun implementing third-party clinical, operational and back-office artificial intelligence (“AI”) solutions across our operations and that “there is significant ongoing third-party investment and innovation across the imaging AI ecosystem, and [y]our use of externally sourced AI allows for accelerated adoption, reduced capital investment and the ability to select and maintain the most valuable solutions.” Please balance your disclosure to clarify that these statements are aspirational or revise to provide more detail as to how your current AI abilities allows for accelerated adoption, reduced capital investment and the ability to select and maintain the most valuable solutions.

The Registrant has revised its disclosures on pages 3 and 74 of Amendment No. 1 to address the Staff’s comment.

Lumexa at a Glance, page 2

6.	We note the reference to system-wide outpatient same center revenue growth rate. Please balance your disclosure by presenting the total consolidated revenue growth rate.

The Registrant has revised the graphic on pages 2 and 73 of Amendment No. 1 to address the Staff’s comment.

August 7, 2025

Commercial, Operational & Clinical Excellence Driving Growth and Margins, Positioning Lumexa Imaging as the Partner of Choice to…., page 9

7.

You disclose on pages 9 and 76 the results of the research you commissioned and present it as support for the need of your referral source relationships. Please disclose the date of the research and report. Identify the entity that conducted the research and file the related consent as an exhibit to the registration statement. Refer to Rule 436 and Section 7 of the Securities Act.

The Registrant has revised its disclosures on pages 10 and 81 of Amendment No. 1 to address the Staff’s comment.

Ownership Structure, page 12

8.

We note your disclosure that you consolidated 98 of the 181 centers that you operate. We further note you have seven joint ventures with health system partners, five physician practices, or “franchise centers,” that have management services contracts and that you have seven Variable Interest Entities (“VIEs”). Please expand the narrative description to identify the consolidated centers, the joint venture health system partners, the franchise centers and your VIEs.

The Registrant has revised its disclosures on page 13 of Amendment No. 1 to address the Staff’s comment.

Conflicts of Interest, page 14

9.

We note the disclosure that certain of the underwriters or their affiliates are lenders under the Term Loan, under which certain borrowings are expected to be repaid with a portion of the aggregate net proceeds from this offering. Please revise this disclosure to clarify which underwriters and/or their affiliates will receive a portion of the net proceeds. Please also tell us whether you are required to have a qualified independent underwriter in accordance with FINRA Rule 5121.

The Registrant respectfully acknowledges the Staff’s comment and has revised its disclosures on pages 48 and 125 of Amendment No. 1 to identify the underwriter whose affiliate is a lender under the Term Loan. Additionally, the Registrant respectfully advises the Staff that the Registrant has been advised by the underwriters that the contemplated repayment of the Registrant’s indebtedness using the proceeds of this offering is not expected to result in any underwriter or any of their affiliates receiving five percent or more of the proceeds of this offering (excluding underwriting compensation), and therefore the underwriters do not expect that any participating underwriter will have a conflict of interest (as such term is defined in FINRA Rule 5121) in this offering. As a result, a qualified independent underwriter is not expected to be required and the Registrant has revised its disclosures accordingly.

August 7, 2025

Risk Factors, page 19

10.

We note the disclosure on page F-31 that “the Company determined the VIE Physician Practices are VIEs due to insufficient equity at risk and/or the holders of the equity at risk in the VIE Physician Practices (i.e., the Physician Owners) lacking the power, through voting rights or similar rights, to direct the activities that most significantly impact the VIE Physician Practices’ economic performance.” Please revise to describe the risks that the VIEs interests may differ from the interests of the Company as a whole, which could limit your ability to effectively operate the VIE and maximize the economic benefits from it.

The Registrant has revised its disclosures on page 30 of Amendment No. 1 to address the Staff’s comment.

Organizational Structure, page 48

11.	In regard to the formation of Lumexa Imaging Holdings, Inc. and the related transactions, please address the following:

•

Please clearly explain how the formation of Lumexa Imaging Holdings, Inc. will take place including how it will be determined how many shares of common stock current unit holders of Lumexa Equity Holdco, LLC will receive. It also appears that current management will have direct ownership interest in Lumexa Imaging Holdings, Inc. whereas other existing shareholders will retain ownership interests in Lumexa Imaging Equity Holdco, LLC. Please clarify;

•	Your disclosures on page F-27 refer to an automatic conversion feature in the event of a conversion to a C Corporation in a public offering. Please clarify whether these terms will be followed;

•

You disclose on page 48 that common units in Holdings LLC having a distribution threshold and subject to vesting conditions with a value in excess of such distribution threshold will be converted into shares of common stock based on the intrinsic value of the awards at the time of this offering. Please better clarify the terms of the distribution threshold; and

•	Please help us better understand the expected timing of the formation of Lumexa Imaging Holdings, Inc.

The Registrant has revised its disclosures on pages 50 and 51 of Amendment No. 1 to address the Staff’s comment. The automatic conversion feature referenced in the Staff’s comment does not apply to the Transactions. Holdings LLC will not be converting into a corporation upon the closing of the offering. Instead, Lumexa Imaging Holdings, Inc. will be formed as a wholly owned subsidiary of Holdings LLC prior to the effectiveness of the Registration Statement.

August 7, 2025

12.

We note the disclosure that immediately prior to the closing of this offering, common units in Holdings LLC having a distribution threshold, with a value in excess of such distribution threshold will be converted into shares of your common stock based on the intrinsic value of the awards at the time of this offering, as determined by your board of directors and that Incentive Units for which the participation threshold has not been achieved will be replaced with replacement stock options under the 2025 Plan in a manner that is intended to preserve the intrinsic value of the Incentive Units, as determined by your board of directors. Once available, please disclose the number of common units that will be converted into shares of your common stock.

The Registrant has revised its disclosures on page 50 of Amendment No. 1 to disclose the number of common units in Holdings LLC that will be converted into shares of our common stock in connection with the Transactions. The calculation has been left blank and will be included in a subsequent pre-effective amendment upon determination of the estimated offering price range.

Capitalization, page 49

13.

We note that you intend to use a portion of the net proceeds of this offering to pay down a portion of outstanding borrowings under the Term Loan. Please tell us what consideration you gave as to whether pro forma income statement information, including pro forma earnings per share, should be provided related to the repayment of these loans. Refer to Rule 11-01(a)(8) of Regulation S-X.

The Registrant has revised its disclosures on page 52 of Amendment No. 1 to provide pro forma as adjusted earnings per share information. The calculation has been left blank and will be included in a subsequent pre-effective amendment upon determination of the estimated offering price range.

14.

Please tell us what consideration you gave to presenting pro forma income statement information to show the impact of the change in entity from a LLC to a C Corporation on pro forma income taxes and correspondingly pro forma earnings per share.

The Registrant has revised its disclosures on page 50 of Amendment No. 1 to clarify that (1) “Lumexa Imaging Holdings, Inc., a Delaware corporation and the issuer of our common stock offered by this prospectus (the “Issuer”), [will be] incorporated as a wholly owned subsidiary of Holdings LLC” and (2) immediately prior to the closing of this offering, “Holdings LLC will contribute 100% of the shares of Lumexa Imaging Intermediate Holdings, Inc. and Lumexa Imaging Outpatient Intermediate Holdings, Inc. to the Issuer, making Lumexa Imaging Intermediate Holdings, Inc. and Lumexa Imaging Outpatient Intermediate Holdings, Inc. wholly owned subsidiaries of the Issuer.”

August 7, 2025

Lumexa Imaging Intermediate Holdings, Inc. and Lumexa Imaging Outpatient Intermediate Holdings, Inc. have historically been treated as taxable C corporations and filed separate consolidated federal income tax returns. After the contribution of these entities to the Issuer, the Issuer will file a single federal consolidated return for the combined group. Holdings LLC had no activity other than its investment in Lumexa Imaging Intermediate Holdings, Inc. and Lumexa Imaging Outpatient Intermediate Holdings, Inc. immediately before this offering. Further, Holdings LLC has historically been treated as a partnership for income tax purposes and generally has not been subject to income taxes. As a single consolidated group, it is expected that Lumexa Imaging Intermediate Holdings, Inc. and Lumexa Imaging Outpatient Intermediate Holdings, Inc. will be subject to the Separate Return Limitation Rules in the Issuer’s federal consolidated income tax return. The effect of these rules is to limit the utilization of carryforward attributes between the two groups in a manner that is similar to filing separate returns. Based upon a preliminary analysis, the Registrant does not expect a materially different tax position to result from the formation of the consolidated group or any material corresponding effects on pro forma earnings per share.

Results of Operations, page 55

15.	Pursuant to Item 303(b)(2) of Regulation S-K, please address the following:

•

In your discussion of net patient service revenue, please quantify the extent to which each significant factor impacted revenues, including the extent to which changes in prices or changes in volume impacted revenue; and

The Registrant has revised its disclosures on page 60 of Amendment No. 1 to address the Staff’s comment.

•

Please also describe any other significant components of revenues or expenses that would be material to an understanding of results of operations. Specifically, we note that your net patient service revenue appears to primarily consist of two components which are outpatient diagnostic imaging services and professional services. Please address what consideration was given to discussing these components separately.

As disclosed on page F-36 of Amendment No. 1: “In January 2025, the [Registrant] experienced a strategic shift in connection with changes to its executive leadership, including the hiring of a new Chief Executive Officer. As a result, at the beginning of 2025, the [Registrant] began providing its operating results to the Chief Executive Officer (the [Registrant]’s CODM) on the basis of a single segment. As the CODM progressed in her role, however, she started reviewing disaggregated financial information based upon two segments (the “June Segment Update”). In response, the [Registrant] revised its view of reportable segments based on the CODM’s methods for managing the organization and allocating resources. The June Segment Update has been retroactively presented in the [Registrant]’s consolidated financial statements for the years ended December 31, 2024 and 2023.” The Registrant now operates in two reporting segments: (1) outpatient imaging centers and (2) professional services. The Registrant has revised its disclosures in Amendment No. 1 accordingly.

August 7, 2025

Key Operating Metrics and Non-GAAP Financial Measures, page 59

16.	In regards to your presentation of system-wide measures, please address the following:

•

You present various system-wide measures, including system-wide revenue growth and system-wide outpatient same-center revenue growth. Please clarify in your disclosures whether professional services revenue is also reflected in these amounts; and

The Registrant has revised its disclosures under the section “Basis of Presentation—Presentation of Financial Information” and on pages 2, 19, 20 and 65 of Amendment No. 1 to address the Staff’s comment.

•

Your disclosures on page 60 indicate that you determined that system-wide revenue is a non-GAAP financial measure. Please help us understand how you determined it is a non-GAAP financial measure rather than a key operating metric.

Please refer to SEC Release 33-10751 for additional guidance.

Because management utilizes system-wide performance to measure and evaluate operations, the Registrant has determined that system-wide revenue is a key operating metric and not a non-GAAP financial measure. The Registrant has revised its disclosures in Amendment No. 1 accordingly, including under the section “Basis of Presentation—Non-GAAP Financial Measures” and on pages 2, 63, 65 and 67.

Critical Accounting Policies and Estimates: Goodwill, page 67

17.

We note that goodwill represents approximately 48% of your total assets as of December 31, 2024. In this regard, please consider expanding your disclosures to provide additional insight regarding your goodwill impairment assessment. For example, please disclose whether any of your reporting units are at risk of failing step one of the impairment test pursuant to ASC 350, and for any such reporting unit please disclose:

•	the percentage by which fair value exceeded carrying value at the date of the most recent test;

•	the amount of goodwill allocated to the reporting unit;

•	a more detailed description of the methods and key assumptions used and how the key assumptions were determined;

•	a discussion of the degree of uncertainty associated with the assumptions; and

•	a description of potential events and/or changes in circumstances that could reasonably be expected to negatively affect the key assumptions.

August 7, 2025

Please refer to Item 303(b)(3) of Regulation S-K.

The Registrant has revised its disclosures on page 72 of Amendment No. 1 to address the Staff’s comment.

Business Overview, page 68

18.

We note your disclosure that you have seven joint venture partnerships with health systems. Please identify these partners and the material terms of the agreements of these joint ventures. By way of example only, please revise to include the partnered health systems, the market, the market share, the number of centers in operation, number of providers, percentage of your ownership, and financial information such as how profits, losses, and how cash distributions are “shared” between you and your partners. In presenting this information, please consider whether tabular information or diagrams may be helpful to investors.

The Registrant has revised its disclosures on page 82 of Amendment No. 1 to address the Staff’s comment.

19.

We note your disclosure on page F-9 regarding AHI and your franchise agreements. Please revise to describe the services that AHI provides to the Franchise Centers and describe the material terms of the franchise agreements.

The Registrant has revised its disclosures on page 57 of Amendment No. 1 to address the Staff’s comment.

De Novo Expansion Strategy Across Existing and New MSAs, page 78

20.

We note your disclosure that you build many of your de novo centers with your health system partners via joint ventures. In regard to these partnerships, please clarify your role in opening and staffing de novo practices.

The Registrant has revised its disclosures on pages 11 and 84 of Amendment No. 1 to address the Staff’s comment.

Revenues, page F-8

21.	Pursuant to ASC 606, please address the following:

•

Please disclose the significant payment terms pursuant to ASC 606-10-50-12, including when payment is typically due and your consideration of whether there is a significant financing component. In this regard we note that payment can exceed 36 months for attorney liens;

August 7, 2025

•	Please disclose revenue recognized in the reporting period from performance obligations satisfied (or partially satisfied) in previous periods. Refer to ASC 606- 10-50-12A; and

•

In regard to your agreements to provide management and administrative services, please tell us what consideration you gave to providing the disclosures required by ASC 606-10-50-13 regarding your remaining performance obligations.

The Registrant has revised its disclosures on pages F-8 and F-10 of Amendment No. 1 to address the Staff’s comment. The Registrant also respectfully advises the Staff that it recognizes management fee revenue on a monthly basis as its performance obligations are satisfied over time (i.e., monthly revenues are recorded for the month to which the services relate), and any unpaid amounts are reflected in accounts receivable, related party, in its consolidated balance sheet. The Registrant’s performance obligation with respect to its management fee revenue is treated as a series of distinct services provided over the related contracts’ terms, because each month of services performed is substantially the same and has the same pattern of transfer to the customer. The remaining variable consideration at the end of each reporting period is allocated entirely to that single performance obligation. In line with the guidance at ASC 606-10-50-14A(b), an entity need not disclose the information in paragraph ASC 606-10-50-13 for variable consideration that is allocated entirely to a “wholly unsatisfied promise to transfer a distinct good or service that forms part of a single performance obligation in accordance with paragraph 606-10-25-14(b), for which the criteria in paragraph 606-10-32-40 have been met.”

Accounts Receivable, page F-10

22.

We note that attorney liens represent approximately 36% of your accounts receivable balance at December 31, 2024. Given the estimated general collection timeframe, please tell us what consideration you gave as to whether these receivables should be classified as noncurrent assets. Refer to ASC 210-10-45.

The Registrant respectfully acknowledges the Staff’s comment, but considers its estimation process for determining implicit price concessions (i.e. expected cash collections) using historical collection experience with classes of patients to be consistent with industry practice. In accordance with ASC 210-10-45-3, a current asset is one that is reasonably expected to be realized in cash, sold or consumed within one year (or within the normal operating cycle of the business, if longer). Although payment on attorney liens is not made until litigation is completed, which can exceed 36 months, payment for the related services is due upon receipt and the Registrant views this collection timeline to be part of its normal operating cycle.

August 7, 2025

Note 13. Equity, page F-27

23.

Once you have an estimated offering price or range, please explain to us how you determined the fair value of the common units underlying your equity issuances, and the reasons for any differences between the recent valuations of your common units leading up to the IPO and the estimated offering price. This information will help facilitate our review of your accounting for equity issuances including unit-based compensation. In this regard we note that unit-based compensation has been significant to your income from operations for both 2024 and 2023. Please discuss with the staff regarding how to submit your response.

The Registrant respectfully advises the Staff that the Registrant will supplementally provide the requested information to the Staff with respect to the differences between recent valuations of its common units prior to the initial public offering and the estimated offering price after an estimated offering price range has been determined.

Note 17. Variable Interest Entities, page F-31

24.	Please address the following regarding your VIEs:

•

Pursuant to ASC 810-10-50-3, please disclose the terms of arrangements that could require you to provide financial support to the VIEs, including events or circumstances that could expose you to a loss. In this regard, we note your disclosures on page F-8 which indicate that you may need to provide financial support to cover any operating expenses in excess of operating revenues in the VIEs; and

The Registrant has revised its disclosures on pages F-32 and F-34 of Amendment No. 1 to address the Staff’s comment.

•	Please provide additional insight regarding the legal structures of the entities to help correspondingly explain why there are no noncontrolling interests.

There is no non-controlling interest in the Registrant’s franchise centers and variable interest entities (together, the “VIEs”) because the income of the VIEs that is allocated to third parties is recognized through salary expense. The remaining income recognized by the VIEs is allocated in totality to the Registrant (or AHI, as applicable) as the primary beneficiary thereof via management and/or franchise fees earned by the Registrant (or AHI, as applicable) under service and/or franchise agreements, which effectively absorb all of the residual interests of the VIEs. Only nominal initial equity contributions were made by third parties with interests in the VIEs. Therefore, their interests lack economic substance and do not provide them with the ability to participate in the residual profits or losses generated by the VIEs. The Registrant has revised its disclosures on pages F-33 and F-34 to clarify this.

August 7, 2025

General

25.	Please address the following with respect to your graphics throughout the prospectus:

•	We note your graphics on pages 3 and 70 titled “Highly Fragmented Ownership.” Please disclose the date as of which the data in the chart is presented as well as the source for the data;

The Registrant has revised its disclosures on pages 4 and 75 of Amendment No. 1 to address the Staff’s comment.

•

We note your graphic on page 8 title comparing the Consolidated Geographic Revenue and Payor Revenue to the System-Wide Geographic Revenue and Payor Revenue. Please explain the 29% increase in revenue attributable to Texas when accounting for System-Wide Revenue; and

Consolidated revenue includes revenue from the Registrant’s wholly owned subsidiaries and the VIEs. Consolidated revenue does not include the revenues of the Registrant’s joint ventures with health systems (its “unconsolidated affiliates”). System-wide revenue is equal to consolidated revenue plus revenue from the Registrant’s unconsolidated affiliates, for which the Registrant reports results using the equity method of accounting. Sees Notes 2, 17 and 18 to the Registrant’s consolidated financial statements for further information about the accounting treatment of the VIEs and the Registrant’s unconsolidated affiliates.

The 29% increase in revenue attributable to Texas when accounting for system-wide revenue is explained by the 56 centers in Texas that are owned through the BTDI JV, LLP health system joint venture between the Registrant and Baylor Scott & White Health.

•	We note your graphic on page 71 titled “# of FDA Approved Clinical AI Algorithms.” Please disclose the source for this data.

The Registrant has revised its disclosures on page 76 of Amendment No. 1 to address the Staff’s comment.

26.

Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

The Registrant respectfully acknowledges the Staff’s comment and undertakes that it will provide the Staff with any written communications that it or anyone authorized to do so on its behalf presents to potential investors in reliance on Section 5(d) of the Securities Act.

* * * *

August 7, 2025

If you have questions with respect to the Registration Statement or the responses set forth above, please direct the questions to me at (212) 839-5684 or sgandhi@sidley.com.

Sincerely,

/s/ Samir A. Gandhi
Samir A. Gandhi

cc:	Caitlin Zulla, Lumexa Imaging Holdings, Inc. J. Anthony Martin, Lumexa Imaging Holdings, Inc.
Alexander E. Csordas, Sidley Austin LLP
Craig E. Marcus, Ropes & Gray LLP Tristan VanDeventer, Ropes & Gray LLP